Exhibit 99.1

TD Bank Financial Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Second Quarter Earnings

Toronto, April 20, 2010 - TD Bank Financial Group announced today that it expects TD Ameritrade's second quarter earnings to translate into a contribution of CDN$56 million to second quarter net income for its Wealth Management segment.

TD Bank Financial Group will release its second quarter financial results and webcast its quarterly earnings conference call live on May 27, 2010. Conference call and webcast details will be announced closer to that date.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Maria Leung, Corporate Communications, 416-983-4093; Tim Thompson, Investor Relations, 416-308-9030